Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

[Name/Address]

Dear                     ,

We know that you work hard for your money. Now you have an opportunity to make the money you save work harder for you.

Introducing Duke Energy PremierNotesSM

Duke Energy has introduced a new investment opportunity – PremierNotesSM. With PremierNotes, you can earn interest rates that are competitive with what you would earn with a bank account, money market or short-term CD. You can enjoy:

—	Attractive returns

—	Easy access to your money

—	No maintenance fees

—	The ability to view your secure online account 24/7

—	Convenient services like free check-writing and electronic transfers between your PremierNotes investment and a linked checking account

CURRENT PREMIERNOTES INTEREST RATES
Investment Amount	Rate (%)	Yield (%)[1]
Less than $10,000	1.30	1.31
$10,000 to $49,999	1.50	1.51
$50,000 to $250,000	1.70	1.71
As of March 14, 2011; See website for current rates

What is PremierNotes?

Each note is a direct investment in new debt obligations of Duke Energy. When you invest in PremierNotes the company will pay you a competitive floating interest rate that is at least  1/4 percent higher than the average rate of taxable U.S. money market mutual funds2, and your money is available when you need it.

Get Started Today

It’s easy to enroll in PremierNotes. Complete and return the enclosed application form and your initial investment with the self-addressed envelope to begin investing. Contact us at 800-659-DUKE (3853) or visit our website: www.duke-energy.com/premiernotes for more information or questions.

We look forward to helping you to achieve your investment objectives with PremierNotes.

Sincerely,

Duke Energy PremierNotes

1 Yield reflects the annual rate of return on your investment. It assumes that interest is compounded daily and posted monthly, and that there are no additional investments or redemptions.

2 Based on rates published for the most recent seven-day period (non-compounded) for all taxable mutual funds as reported weekly by iMoneyNet Money Fund AverageTM.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Duke Energy Corporation has filed with the SEC, for more complete information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling toll free at 800-659-DUKE (3853).